As filed with the U.S. Securities and Exchange Commission on April 29, 2022.

Registration No. 333-260652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Wallbox N.V.

(Exact Name of Registrant as Specified in Its Charter)

The Netherlands	3790	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wallbox USA Inc.

800 W. El Camino Real, Suite 180

Mountain View, CA 94040

Tel: +1 (888) 787-5780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ryan J. Maierson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, TX 77002 Tel: (713) 546-5400	Jose Antonio Sànchez Latham & Watkins LLP Plaza de la Independencia 6 Madrid 28001 Spain Tel: +34 91 791 5000	Michel van Agt Loyens & Loeff Parnassusweg 300 1081 LC Amsterdam The Netherlands Tel: +31 20 578 57 85

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

This post-effective amendment shall become effective immediately upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this “Amendment”) to the registration statement on Form F-1 (File No. 333-260652) filed by Wallbox N.V. originally filed on November 1, 2021 and declared effective by the Securities Exchange Commission on November 12, 2021 (the “Registration Statement”) and, in that regard, is being filed pursuant to the undertakings in Item 9 in such Form F-1 to file a post-effective amendment in relation thereto.

This Amendment is being filed as an exhibit-only filing solely to file a consent of BDO Bedrijfsrevisoren BV, with respect to its report dated April 29, 2022 relating to the financial statements of Wallbox N.V. contained in its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and included in the Prospectus Supplement No. 3 dated April 29, 2022 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the “Consent”). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 8 of Part II of the Registration Statement, the signature pages to the Registration Statement, including the power of attorney thereon, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Exhibits and Financial Statement Schedules

Exhibit No.	Description

23.1*	Consent of BDO Bedrijfsrevisoren BV, independent registered public accounting firm.

24.1*	Power of Attorney (included on signature page).

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Barcelona on the 29th day of April 2022.

Wallbox N.V.

By:	/s/ Enric Asunción Escorsa
Name: Enric Asunción Escorsa
Title: Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Enric Asunción Escorsa and Jordi Lainz, and each of them singly, as his true and lawful attorneys-in-fact and agents, each with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act, and to file or cause to be filed the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Enric Asunción Escorsa	Chief Executive Officer, Executive Director	April 29, 2022
Enric Asunción Escorsa	(Principal Executive Officer)

/s/ Jordi Lainz	Chief Financial Officer	April 29, 2022
Jordi Lainz	(Principal Financial and Principal Accounting Officer)

/s/ Beatriz González Ordóñez	Non-Executive Director	April 29, 2022
Beatriz González Ordóñez

/s/ Anders Pettersson	Non-Executive Director	April 29, 2022
Anders Pettersson

/s/ Diego Diaz Pilas	Non-Executive Director	April 29, 2022
Diego Diaz Pilas

/s/ Francisco Riberas	Non-Executive Director	April 29, 2022
Francisco Riberas

/s/ Pol Soler	Non-Executive Director	April 29, 2022
Pol Soler

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of the Securities Act, the undersigned, the duly authorized representative in the United States of Wallbox N.V., has signed this registration statement on the 29th day of April 2022.

Wallbox USA Inc.

By:	/s/ Douglas Alfaro
Name: Douglas Alfaro
Title: General Manager, North America